Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Three months ended	Year ended	Year ended	Year ended	Year ended	Year ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010	2009

Earnings:
Pretax Income from continuing operations	$17,531,522	$45,411,712	$79,045,303	$49,752,614	$25,167,380	$6,336,588
Fixed charges	9,647,723	61,038,847	42,809,788	30,450,471	36,486,361	45,450,398
Total earnings before fixed charges and preferred shares	$27,179,245	$106,450,559	$121,855,091	$80,203,085	$61,653,741	$51,786,986

Fixed Charges:
Interest (expensed and capitalized)	$7,934,513	$52,518,198	$38,027,275	$27,043,926	$31,876,054	$41,369,137
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,702,630	8,491,437	4,765,109	3,387,123	4,590,397	4,058,255
Estimate of interest within rental expenses	10,580	29,212	17,404	19,422	19,910	23,006
Total fixed charges	$9,647,723	$61,038,847	$42,809,788	$30,450,471	$36,486,361	$45,450,398

Preferred stock dividend	$2,399,641	$7,221,041	$1,243,971	$—	$—	$—

Ratio of earnings to combined fixed charges (1)	2.82	1.74	2.85	2.63	1.69	1.14
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	2.26	1.56	2.77	2.63	1.69	1.14

(1) The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.